UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Insightful Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

576798-10-2

(CUSIP Number)

Samuel Meshberg
112 Via Capri
Palm Beach Gardens, FL 33418-6202
(561) 630-5777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 576798-10-2
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Samuel Meshberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF	7	SOLE VOTING POWER	2,039,020
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	193,284
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	2,039,020
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER	193,284
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	SHARES		2,232,304
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.91%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP NO. 576798-10-2

The Schedule 13D, dated November 18, 1993, as amended, of Samuel Meshberg is hereby amended as set forth below.

The information in this Amendment No. 8 is supplemental and is not a complete restatement of the text of Schedule 13D. This Amendment No. 8 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, Amendments Nos. 1 through 7 of this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is being filed on behalf of Samuel Meshberg, whose address is 112 Via Capri, Palm Beach Gardens, FL 33418-6202. Mr. Meshberg is a private investor.

Mr. Meshberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

Mr. Meshberg has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws during the past five years.

Mr. Meshberg is a citizen of the United States of America.

ITEM 4.	PURPOSE OF TRANSACTION.

Effective as of June 2, 2002 Insightful elected Mr. Meshberg as non-executive chairman of the board of directors. In his capacity as chairman, Mr. Meshberg may from time to time consider plans or proposals relating to: the acquisition of additional securities of Insightful or the disposition of securities of Insightful; an extraordinary transaction, such as a merger, reorganization or liquidation of Insightful; a sale or transfer of a material amount of assets of Insightful or any subsidiaries; changing the present board of directors or management of Insightful, materially changing the present capitalization or dividend policy of Insightful; making other material changes in Insightful’s business or corporate structure; changing Insightful’s charter, bylaws or instruments corresponding thereto or other actions which may affect control of Insightful; causing the Insightful common stock to no longer be quoted on the Nasdaq SmallCap Market; causing the Insightful common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

Mr. Meshberg reserves the right to purchase additional Shares or dispose of Shares from time to time as conditions appear advantageous for doing so. Mr. Meshberg is also eligible to participate in current and future plans and arrangements pursuant to which Insightful directors may acquire options or purchase shares of Insightful common stock.

Except for such actions as may be taken in his capacity as chairman of the board of directors of Insightful, Mr. Meshberg does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

The aggregate number and percentage of outstanding shares beneficially owned by Mr. Meshberg (the “Reporting Person”) is set forth below.

(a) The Reporting Person may be deemed to have sole or shared beneficial ownership with respect to 2,232,304 Shares of common stock (including 100,000 shares subject to stock options exercisable within 60 days of March 16, 2005), representing beneficial ownership of approximately 17.91% based on the number of outstanding shares reported as of November 1, 2004.

(b) The Reporting Person has sole voting and dispositive power with respect to 2,039,020 Shares of common stock (including 100,000 shares subject to stock options exercisable within 60 days of March 16, 2005). In addition, the Reporting Person may be deemed to share voting and dispositive power with respect to 151,034 Shares held by family trusts of which the Reporting Person is a beneficiary and/or co-trustee. Of these 151,034 Shares, 20,000 Shares will be distributed to successor trusts in which the Reporting Person will have no beneficial ownership. After this distribution, the Reporting Person will have beneficial ownership over 131,034 Shares, representing, as previously disclosed, the Reporting Person’s one-third interest in the 393,100 Shares previously held by a family trust. The Reporting Person also may be deemed to share beneficial ownership with respect to 42,250 Shares held by trusts of which he serves as co-trustee for the benefit of his children.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2005	/s/ Samuel Meshberg
Name: Samuel Meshberg

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)